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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CABELTEL INTERNATIONAL CORPORATION
(FORMERLY GREENBRIAR CORPORATION)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12681Y-10-6

(CUSIP Number)

Ken L. Joines
1800 Valley View lane, Suite 300
Dallas, Texas 75234
214-750-5800
214-361-0964 (Facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12681Y-10-6

1.	Name of Reporting Person: Basic Capital Management, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2332719

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 12681Y-10-6

1.	Name of Reporting Person: TacCo Financial, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2442090

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 228,726

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 228,726

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 385,612

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.47%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 12681Y-10-6

1.	Name of Reporting Person: JRG Investment Co., Inc.		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2383811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 156,886

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 156,886

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.06%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 12681Y-10-6

1.	Name of Reporting Person: Gene E. Phillips		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 12681Y-10-6

1.	Name of Reporting Person: International Health Products, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2302531

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,970

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 9,970

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

      This Amendment No. 8 to Statement on Schedule 13D (this “Amendment No. 8”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of CabelTel International Corporation (formerly Greenbriar Corporation), a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 7 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. Effective February 8, 2005, GBR changed its name to CabelTel International Corporation, and the CUSIP number of the Shares changed to 12681Y-10-6. The Shares are currently listed and traded on the American Stock Exchange, Inc.

      This Amendment No. 8 is being filed due to the change of name of the Issuer and the change of the CUSIP number, and to add a matter under Item 6 below.

Item 2. Identity and Background

      Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

      (a)-(c) and (f). This Amendment No. 8 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), International Health Products, Inc., a Nevada corporation (“IHPI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), JRG Investment Co., Inc., a Nevada corporation (“JRGIC”), which became a wholly-owned subsidiary of TFI effective for tax and accounting purposes at July 31, 2004 [see Item 6 below], and Gene E. Phillips, an individual. All of BCM, IHPI, TFI, JRGIC and Gene E. Phillips are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the “May Trust”) who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). IHPI is managed by Ken L. Joines who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Joines consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. IHPI generally makes such investments with funds borrowed from BCM. TFI is managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips regarding investments in marketable securities owned by TFI. TFI has generally made such investments with funds borrowed from BCM. Each of TFI and JRG has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. IHPI has its principal office at 1755 Wittington Place, Dallas, Texas 75234.

Item 5. Interest in Securities of the Issuer

      (a) According to the latest information available as of September 30, 2004, the total number of issued and outstanding Shares is believed to be 977,093 Shares, and the Reporting Persons own and hold directly the following Shares as of February 8, 2005:

	No. of Shares
Name	Owned Directly	Approximate Percent of Class
BCM	-0-	0.00%
IHPI	9,970	1.00%
TFI	228,726	23.41%
JRGIC	156,886	16.06%
Gene E. Phillips	-0-	0.00%

	395,582	40.49%

      Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of IHPI may be deemed to beneficially own the Shares held directly by IHPI; each of the directors of TFI (and JRGIC) may be deemed to beneficially own the Shares held directly by TFI and JRGIC. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of February 8, 2005:

Name of Director or		No. of Shares	Approximate Percent
Manager	Entity	Beneficially Owned	of Class
Ryan T. Phillips	BCM	-0-	0.00%
Mickey Ned Phillips	BCM	-0-	0.00%
Ken L. Joines	IHPI	9,970	1.00%
J.T. Tackett	TFI and JRGIC	385,612	39.47%
E. Wayne Starr	TFI and JRGIC	385,612	39.47%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		395,452	40.49%

      (b) Each of the directors of IHPI share voting and dispositive power over the 9,970 Shares held directly by IHPI. Each of the directors of TFI share voting and dispositive power over the 228,726 Shares held directly by TFI. Each of the directors of JRGIC share voting and dispositive power over the 156,886 Shares held by JRGIC.

      (c) During the sixty calendar days ended February 8, 2005, except for the transactions described below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof.

      (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

      Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the last paragraph thereof.

      On October 12, 2004, the Issuer entered into an Acquisition Agreement with four individuals, including Gene E. Phillips, pursuant to which the Issuer acquired in a stock-for-stock exchange all of the issued and outstanding equity interests of two privately-held corporations, one of which American Realty Management, Inc., a Nevada corporation (“ARM”), was 80% owned by Gene E. Phillips. Mr. Phillips received for his interest in the exchange 12,600 shares of the Issuer’s newly-designated 2% Series J Preferred Stock, liquidation value $1,000 per share (the “Preferred Stock”). The shares of Preferred Stock received by Gene E. Phillips constitute 40% of the new issue. The Acquisition Agreement requires, in addition to other items, that as soon as practicable, and in no event later than September 30, 2005, the Issuer present the transaction represented by the Acquisition Agreement, together with a proposed mandatory exchange of Preferred Stock for Common Stock to its current stockholders in accordance with the applicable requirements of the Commission and the American Stock Exchange, Inc. (“AMEX”) for a vote (or a written consent by the requisite number) of stockholders to approve the transaction, including the mandatory exchange of all shares of Preferred Stock for the Issuer’s Common Stock on the basis of 279 shares of Common Stock for each share of Preferred Stock which would result in an aggregate of 8,788,500 shares of Common Stock being issued to the four individuals (or their transferees), which would then constitute at least 89% of the total issued and outstanding shares of Common Stock of the Issuer. In the event the stockholders of the Issuer do not approve the transaction or mandatory exchange of shares of Common Stock for the shares of Preferred Stock, the holders of the Preferred Stock have the option exercisable by all of them at any time after September 30, 2005 until September 30, 2006 to either (a) rescind in full and revoke the transaction covered by the Acquisition Agreement by returning all shares of Preferred Stock to the Issuer, upon which the Issuer shall deliver back to the four individuals all equity interests of any entity owning all of the ordinary shares or other securities of Tacaruna, B.V. or CabelTel, or (b) delivering to the Issuer all 31,500 shares of Preferred Stock of the Issuer and receive in exchange therefor all of the ordinary shares and other securities of Tacaruna, B.V. outstanding and owned by the Issuer such that the four individuals will become the owners and holders of all of the issued and outstanding securities of Tacaruna, B.V., which in turn owns shares of CabelTel and shares of Narisma Holdings, Ltd. If the transaction is approved by the stockholders and the mandatory exchange occurs, Gene E. Phillips’ 12,600 shares of Preferred Stock would be immediately converted into 3,515,400 shares of Common Stock of the Issuer and constitute approximately 35% of the then total issued and outstanding Common Stock of the Issuer.

      On February 16, 2005, Gene E. Phillips contributed all 12,600 shares of Preferred Stock of the Issuer to a newly-formed Nevada limited liability company named CIC Investment, LLC, of which Mr. Phillips is the sole member.

      Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

      None.

SIGNATURES

      After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

      Dated: February 28, 2005.

BASIC CAPITAL MANAGEMENT, INC.		INTERNATIONAL HEALTH PRODUCTS, INC.

By:	/s/ Scott T. Lewis	By:	/s/ Ken L. Joines

	Scott T. Lewis, Executive Vice		Ken L. Joines, President and Treasurer
President and Chief Financial Officer

TACCO FINANCIAL, INC.		JRG INVESTMENT CO., INC.

By:	/s/ Mary K. Willett	By:	/s/ Mary K. Willett

	Mary K. Willett, Vice President and Secretary		Mary K. Willett, Vice President and Secretary

/s/ Gene E. Phillips

Gene E. Phillips